17009497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 9th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Kathy M. Barclay 503-317-4050

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Deloitte & Touche LLP
111 S.W. Fifth Avenue, Suite 3900
Portland, Oregon 97204-3642

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

STANCORP EQUITIES, INC.

Table of Contents

			Page
This report contains (check all applicable boxes):			
(x)		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing Page	
(x)	(b)	Statement of Financial Condition	2
(x)	(c)	Statement of Operations	3
(x)	(d)	Statement of Cash Flows	4
(x)	(e)	Statement of Changes in Stockholder's Equity	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors	
(x)		Notes to Financial Statements	6
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	9
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	10
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 under the Securities Exchange Act of 1934	
( )	(j)	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3	
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation	
(x)	(l)	An Oath or Affirmation	
( )	(m)	A copy of the SIPC Supplemental Report	
(x)	(n)	A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately)	

Deloitte.

Deloitte & Touche LLP
111 SW 5th Ave., Ste 3900
Portland, OR 97204
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
StanCorp Equities, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of StanCorp Equities, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of StanCorp Equities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 24, 2017

OATH OR AFFIRMATION

I, Daniel Hall, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., as of and for the year ended December 31, 2016 are true and correct. I further affirm that neither StanCorp Equities, Inc. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Daniel Hall 2/24/17

Signature Date

President

Title

Notary Public

My Commission Expires: April 15 2018

OFFICIAL STAMP
ERIKA BETH DEAL
NOTARY PUBLIC-OREGON
COMMISSION NO. 926967
MY COMMISSION EXPIRES APRIL 15, 2018

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	4,707,900
Due from affiliates		13,036
Accounts receivable		1,833
Prepaid expenses		217,753
Income tax receivable, net		152,961
Deferred tax asset, net		727,016
Property and equipment, net		5,297
Other assets		3,770
Total assets	$	5,829,566
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	1,846,197
Due to affiliates		1,373,993
Payroll related and other payables		290,134
Other liabilities		9,662
Total liabilities		3,519,986
Commitments and Contingencies (See Note 2)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value, $0.50 stated value, 1,000,000 authorized; 10,000 issued and outstanding		5,000
Paid-in capital		2,083,696
Retained earnings		220,884
Total stockholder's equity		2,309,580
Total liabilities and stockholder's equity	$	5,829,566

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Commission income	$	19,346,478
Expenses:		
Commissions		19,346,478
Personnel		5,873,480
Sales and travel		1,955,095
Occupancy		1,318,742
Service and administration fees		274,855
Telephone		355,082
Printing and postage		219,678
Other expenses		2,285,151
Total expenses		31,628,561
Operating expense offset for services provided to affiliates		(12,437,521)
Net expenses		19,191,040
Income before income tax expense		155,438
Income tax expense		155,438
Net income	$	-

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net income	$	-
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes		351,541
Depreciation		3,239
Changes in other assets and liabilities:		
Due to/from affiliates		361,936
Prepaid expenses		(98,800)
Income tax receivable/payable, net		(820,122)
Accounts receivable		(1,833)
Commissions payable		(892,717)
Payroll related and other payables		(31,592)
Other, net		(7,511)
Net cash used in operating activities		(1,135,859)
Cash flows from investing activities:		
Disposal of property and equipment		4,719
Net cash provided by investing activities		4,719
Decrease in cash and cash equivalents		(1,131,140)
Cash and cash equivalents, beginning of year		5,839,040
Cash and cash equivalents, end of year	$	4,707,900
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	632,656

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, January 1, 2016	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580
Net income	-	-	-	-
Balance, December 31, 2016	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"). The Company is registered with the Securities and Exchange Commission as a broker-dealer. The Company's activities are limited to wholesaling an unregistered group annuity contract and a mutual fund trust platform for retirement plans, which are administered by Standard Retirement Services, Inc. ("Standard Retirement Services"). As a wholesaler, the Company solicits and supports third-party broker-dealers and investment advisers that offer or advise their retirement plan clients on using an unregistered group annuity contract or a mutual fund trust platform. The unregistered group annuity contract is issued by Standard Insurance Company ("Standard"). Standard, Standard Retirement Services and the Company have entered into an Administrative Services and Treasury Agreement, which provides for the allocation of expenses between the three companies. Standard and Standard Retirement Services are both wholly-owned subsidiaries of StanCorp. Effective March 7, 2016, StanCorp merged with Meiji Yasuda Life Insurance Company ("Meiji Yasuda") and became a wholly-owned subsidiary of Meiji Yasuda. The Company does not expect the merger to have a material effect on the financial position, results of operation or cash flows. The Company engages in numerous transactions with Standard and Standard Retirement Services (the "affiliates"). Pursuant to the Administrative Services and Treasury Agreements, certain expenses incurred by the Company are allocated at cost to the affiliates. These allocated costs may not be comparable to those that would be exchanged between unrelated parties.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents include cash and money market funds with maturities of three months or less at the date of acquisition.

Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard and Standard Retirement Services' business sold or serviced.

Due to and from Affiliates — Amounts due from affiliates were $13,036 at December 31, 2016. Amounts due to affiliates were $1,373,993 at December 31, 2016. See "Operating Expense Offset for Services Provided to Affiliates — Related Party" below for further information.

Accounts Receivable — Accounts receivable represents amounts receivable by the Company for expenses paid on behalf of employees.

Prepaid Expenses — Prepaid expenses are amounts paid to vendors in advance of when services are provided.

Other Assets — other assets consists of renewal deposits with the Financial Industry Regulatory Authority, Inc. ("FINRA").

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. The Company depreciates property and equipment on a straight-line basis using a half-year convention. At December 31, 2016, the Company had $5,297 of property and equipment, net of accumulated depreciation. Accumulated depreciation was $16,027 at December 31, 2016. Useful lives are determined using StanCorp's asset life schedule. The current estimated weighted-average remaining useful life of fixed assets was 3.1 years as of December 31, 2016.

Payroll Related and Other Payables — Payroll related and other payables include payroll related expenses and other accrued operating expenses incurred in generating revenue.

Other Liabilities — Other liabilities include accounts payable amounts subject to state escheat reporting and sales taxes payable.

Commission Income and Commission Expense — Commission expense represents commission payments to external brokers for Standard business sold or serviced. Commission expense also includes incentive compensation paid to the Company's representatives. Commission income is collected from Standard, which pays the Company an amount equal to these payments pursuant to the Underwriting and Service Agreement between the Company and Standard.

Personnel Expense — Personnel expense represents salaries paid to the Company's personnel.

Sales and Travel Expense — Sales and travel expense represents expenses incurred for sales conferences and promotions for the Company's services and Standard's products.

Occupancy Expense — Occupancy expense represents rent payments for the Company's offices.

Service and Administration Fees — Service and administration fees represent fees paid to external vendors for bank fees and fund administration fees.

Telephone Expense — Telephone expense includes all phone service fees and long distance services.

Printing and Postage Expense — Printing and postage includes educational and marketing materials used in the Company's retirement business.

Other Expenses — Other expenses include office supplies, data processing software, professional fees, regulatory fees, equipment expense, insurance, depreciation expense, allocated overhead costs from Standard, and other miscellaneous operating expenses.

Operating Expense Offset for Services Provided to Affiliates — Related Party — Pursuant to the Administrative Services and Treasury Agreements with Standard and Standard Retirement Services, non-commission expenses, including income taxes, are allocated to these affiliates via an operating expense offset as these costs are incurred in conjunction with the compliance and licensing services, sales and client services and miscellaneous services that the Company provides to support the operations of Standard and Standard Retirement Services.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp; however, in accordance with StanCorp's policy, the Company computes the provision for income taxes as if it were filing a separate income tax return for financial statement purposes. Throughout 2016 the Company did not have any material uncertain tax positions. At December 31, 2016 the Company had a net deferred tax asset of $727,016. Included in the provision for income tax expense was $351,541 of deferred tax expense for 2016. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 35% because of the net result of permanent differences and the inclusion of state and local income taxes. The combined federal and state effective tax rate was 100% for 2016. The primary cause for the difference in the effective tax rate was due to the allocation of expenses to Standard and Standard Retirement Services via an operating expense offset. See "Operating Expense Offset for Services Provided to Affiliates." The effective tax rate also included prior year federal, state, and local net tax expense adjustments of $22,532. It is the Company's accounting policy to record interest paid on income tax liabilities as interest expense. Income tax penalties incurred are recorded as an operating expense.

Credit Risk Concentration — Over the course of 2016 the Company had cash balances in excess of the federally insured $250,000 limit at a single financial institution.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. COMMITMENTS AND CONTINGENCIES

Standard leases certain buildings and equipment and allocates a portion of this expense to the Company under an intercompany service agreement. This agreement is cancellable with a 180 day written notice.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the Securities and Exchange Commission, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $1,187,914 at December 31, 2016, which was $953,248 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital was 2.96 to 1 at December 31, 2016.

The declaration and payment of dividends to StanCorp is subject to the discretion of the Board of Directors depending on financial condition, cash requirements, future prospects, net capital requirements and approval from FINRA. The Company declared no dividends during 2016.

* * * * * *

Supplemental Schedule G

STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL		
Stockholder's equity	$	2,309,580
Less: nonallowable assets		1,121,666
Net capital before haircut on security positions		1,187,914
Haircut on security positions		-
Net capital	$	1,187,914
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities	$	3,519,986
Ratio of aggregate indebtedness to net capital		2.96 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	234,666
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two amounts)	$	234,666
Excess net capital	$	953,248
Excess Net Capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	835,915

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2016.

Supplemental Schedule II

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
111 SW 5th Ave., Ste 3900
Portland, OR 97204
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
StanCorp Equities, Inc.
Portland, Oregon

We have reviewed management's statements, included in the accompanying StanCorp Equities, Inc.'s Exemption Report, in which (1) StanCorp Equities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 24, 2017

StanCorp
Financial Group℠

STANCORP EQUITIES, INC.'S EXEMPTION REPORT

We as members of management of StanCorp Equities, Inc. (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: paragraph (k)(1) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief, we state the following:

(1) We identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the year ended December 31, 2016 without exception.

David W Hull 2/24/17
Signature Date

President
Title

1100 SW Sixth Avenue
Portland OR 97204-1093
tel 888.937.4783

Deloitte.

Deloitte & Touche LLP
111 SW 5th Ave., Ste 3900
Portland, OR 97204
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors of
StanCorp Equities, Inc.
1100 SW 6th Avenue
Portland, Oregon 97204

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of StanCorp Equities, Inc. (the "Company") for the year ended December 31, 2016, which were agreed to by the Company and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating the Company's compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3).

The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report.

Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016, with supporting schedules and working papers noting no differences; and

3. Proved the arithmetical accuracy of the total revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016, and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2017

StanCorp Equities, Inc.

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2016

Business activities through which revenue was earned	**Amount ($)**
Business conducted outside the United States and its territories and possessions	$0
Distribution of shares of registered open end investment companies or unit investment trusts	$0
Sale of variable annuities	$0
Insurance commissions and fees	$19,346,478
Investment advisory services to one of more registered investment companies or insurance company separate accounts	$0
Transactions in securities futures products	$0
Total Revenues	**$19,346,478**

SIPC-3 2016

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Roberta Monroe 1/11/16

Authorized Signature/Title Date

8-

8-037563 FINRA DEC 7/10/1987
STANCORP EQUITIES INC
ATTN ~~JANN SMITH~~ 8TH FL P8A Roberta Monroe
1100 SW 6TH AVE
PORTLAND, OR 97204-1093

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Change of Address. If the Broker-Dealer's principal place of business has changed, please make the necessary corrections.

Legal Name	Doing Business As (d/b/a)
Business Address	Mailing Address
Business Address continued	Mailing Address continued
Business City/State/Zip	Mailing City/State/Zip
Phone Number	Alternate Phone Number
Fax Number	Roberta Monroe, Compliance Manager Primary Contact
Email Address	

SIPC

SECURITIES INVESTOR PROTECTION CORPORATION
1667 K STREET, N.W., SUITE 1000
WASHINGTON, D.C. 20006-1620
(202) 371-8300
WWW.SIPC.ORG

December 28, 2015

TO: Securities Brokers and Dealers Who Claimed Exclusion From SIPC Membership for the Calendar Year Ended December 31, 2015 under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA")

SIPC-3, Certification of Exclusion From Membership, must be filed at the ***beginning of each calendar year*** by persons excluded from SIPC membership pursuant to SIPA Section 78ccc(a)(2)(A)(ii).

The enclosed SIPC-3 is provided for your use in the event that you intend to continue to claim exclusion from membership in SIPC because you expect your business as a broker-dealer, **during the 2016 calendar year**, to continue to consist exclusively of one or more of the categories listed on that form.

The completed form should be mailed in the enclosed return envelope, no later than January 31, 2016.

In the event of any change in your business that would terminate your exclusion from membership in SIPC, you must immediately give SIPC written notice so that data concerning SIPC membership and assessments can be mailed to you.

Any questions should be directed to SIPC or FINRA.

Sincerely,

SECURITIES INVESTOR PROTECTION CORPORATION

Enclosures: SIPC-3
Return envelope